

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 18, 2015

<u>Via E-mail</u>
Gary S. Kohler
Blue Clay Capital Management LLC
800 Nicollet Mall, Suite 2870
Minneapolis, Minnesota 55402

Re: Select Comfort Corporation
Preliminary Proxy Statement filed on Schedule 14A
PREC14A filing made on March 12th, 2015 by Blue Clay Capital Partners CO III,
LP, et al.
File Number: 000-25121

Dear Mr. Kohler,

We have reviewed the above-captioned filing, and have the following comments. Some of our comments may ask for additional information to be provided so that we may better understand the disclosure.

Please respond to this letter by amending the Schedule 14A or by providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filing and any information you provide in response to these comments, we may have additional comments.

PREC14A filing made on March 12, 2015

<u>Important Notice Regarding the Availability of Proxy Materials…, Notice of Annual Meeting</u>

1. We noticed that the proxy statement and other soliciting material will be available at a dedicated website. Please advise us whether or not the participants are relying upon Rule 14a-16 to distribute the proxy statement electronically as the primary means of fulfilling their obligations under Rule 14a-3(a) and Rule 14a-4(f). If so, please summarize for us how compliance with Rule 14a-16 has been effectuated.

2. Advise us, with a view toward revised disclosure, how the participants have complied with the Rule 14a-6(d) requirement to specify the release date of the proxy statement.

<u>Background to the Solicitation, page 4</u>

3. Please disclose which members of "senior management" were contacted prior to December 2014 and what actions they took to "rebuff[ ]" participant efforts to communicate.

Blue Clay Capital Partners CO III LP, et al.
c/o Gary S. Kohler
March 18, 2015
P a g e | **2**

Reasons for the Solicitation, page 5

4. Please disclose the method by which the participants' have "demonstrated to Company management the causes" for its concerns, or advise.

We Are Concerned About the Company's Failure to Achieve its Stated [ ] Objectives, page 7

5. Please disclose the basis for the assertion that the issuer "will only be entering its 10th market in 2015" despite its plan to expand in "13 key metro areas."

We Are Concerned With the Lack of Sufficient Stock Ownership by the Current Board Members and the Resulting Misalignment…, page 9

6. The participants' disclosure omit that current members of the issuer's Board, together with the issuer's officers, collectively beneficially own 3.3% of the issuer's outstanding common stock. The amount held by the Board members is further characterized as being less than substantial. Given the amount of beneficial ownership held by the participants in comparison, please qualify these statements and disclose the basis for the purported "misalignment."

We Are Concerned with the Board's Excessive Tenure, page 9

7. The participants' disclosure regarding the change in the issuer's policy towards board tenure omits to state the results of the change in policy. Since the change referenced in the issuer's 2012 proxy statement, the Board has added new directors in each of 2012 and 2013. This material development contradicts the evidence cited in support of alleged "entrenchment mindset." Please revise or advise.

Our Two Nominees Have the Experience, Qualifications and Commitment Necessary…, page 9

8. No direct support has been provided for the participants' use of the term "desultory" in modifying the non-specific reference to "performance" or their use of the term "dubious" in describing the quality of "decision-making." Please revise to disclose the factual support for the use of modifiers, and specify the type of performance and decisions made that are intended to be so modified. Alternatively, please delete the modifiers.

Solicitation of Proxies, Page 20

9. The statement indicating that "[c]osts of this solicitation of proxies are currently estimated to be approximately…." implies that the forthcoming disclosure will only quantify the direct costs incurred by the actual solicitation. Please revise to remove such implication given that Item 4(b)(4) of Schedule 14A also requires disclosure of the total amount estimated to be spent "in furtherance of, or in connection with the solicitation…" Refer also to Instruction 1 of this item, which identifies other costs that should be considered in calculating the estimated amount, including costs "incidental to the solicitation."

Blue Clay Capital Partners CO III LP, et al.
c/o Gary S. Kohler
March 18, 2015
P a g e | **3**

<u>Miscellaneous Information Regarding Participants</u>

10. The participants' description of themselves as "significant shareholders of Select Comfort Corporation" at page one is not supported by the information in this section. The quoted characterization is not appropriately qualified by referencing that the participants' collective ownership constitutes approximately 2.0% of the issuer's issued and outstanding common stock. Please revise or advise.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the participants are in possession of all facts relating to the disclosure presented in their filing, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each participant acknowledging that:

• the participant is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the participant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3266 should you have any questions.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions

cc:
Michael R. Neidell, Esq.
Olshan Frome Wolosky LLP